UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 June 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Board Change

Press Release
Board Change

CRH plc, the global building materials group, announces that Mr. Bill Teuber has advised the Company of his intention to resign from the CRH Board with immediate effect for personal reasons.

Commenting on this, CRH Chairman, Nicky Hartery said, "On behalf of the Board I would like to thank Bill for his commitment to CRH, and in particular for his service as Chairman of the Audit Committee. We wish him every success in the future."

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

Note: Following his retirement, Mr. Teuber will receive his outstanding non-executive Director fees for the period to 25thJune 2019.

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.90,000 people at c.3,700 operating locations in 32 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 June 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary